MORSE, ZELNICK, ROSE & LANDER
                         A LIMITED LIABILITY PARTNERSHIP

                                 405 PARK AVENUE
                          NEW YORK, NEW YORK 10022-2605
                                  212-838-1177
                               FAX - 212-838-9190

                                December 21, 2005

                                                            WRITER'S DIRECT LINE
                                                                  (212) 838-8599

Mail Room 4561
Securities and Exchange Commission
Washington, D.C. 20549
ATTN: MS. REBEKAH TOTON

         RE:   SECURED SERVICES, INC. (THE "COMPANY")
               AMENDMENT NO. 2 TO REGISTRATION STATEMENT ON FORM SB-2 FILED OCTOBER 28, 2005
               FILE NO. 333-127003

               FORM 10-KSB/A FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004 FORM 10-QSB/A FOR THE QUARTER ENDED MARCH 31, 2005
               FORM 10-QSB FOR THE QUARTER ENDED JUNE 30, 2005
               FORM 10-QSB FOR THE QUARTER ENDED SEPTEMBER 30, 2005
               FILE NO. 1-12536

Dear Sirs & Mesdames

         This letter responds to the Staff's comment letter dated November 30, 2005 regarding the above referenced Registration Statement. For ease of reference, the Staff's enquiries have been incorporated in this letter and precede our responses.

         If you have any questions regarding the responses to your comments, please feel free to call me at the number indicated above or Stephen A. Zelnick of this firm at 212-838-8040.

FORM SB-2/A

1. PLEASE PROVIDE A CURRENTLY DATED CONSENT IN YOUR NEXT AMENDMENT AND UPDATE YOUR FINANCIAL STATEMENTS AS REQUIRED BY ITEM 310(G) OF REGULATION S-B. THIS COMMENT ALSO APPLIES TO YOUR POST-EFFECTIVE AMENDMENT NO. 3 TO FORM SB-2 (FILE NO. 333-116455).

Currently dated consents have been provided in our pre-effective amendment no. 3 to Form SB-2 (file no. 333-127003) and we expect to provide the same with post-effective amendment no. 3 to Form SB-2.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT, PAGE 42

2. Please refer to prior comment 1 from our letter dated October 19, 2005. In response to our prior comment you added footnote 12 to the beneficial ownership table, which states Vasco owns 2,000,000 Series A Shares that have one vote per share. Page 46 further states that these securities vote together with common stock as a single class. Item 403(a) of Regulation S-B requires you to provide information for any person or group known to be the beneficial owner of more than five percent of ANY CLASS of voting securities. Since presumably Vasco may currently

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     vote all 2,000,000 Series A shares (and not just the portion of the shares convertible into COMMON STOCK WITHIN THE NEXT 60 DAYS), YOU SHOULD REVISE THIS TABLE TO SHOW THIS CLASS OF SECURITIES SEPARATELY FROM COMMON STOCK. ENSURE THAT YOUR NEXT AMENDMENT INCLUDES BENEFICIAL OWNERSHIP AMOUNTS CALCULATED IN ACCORDANCE WITH ITEM 403 THROUGHOUT THE DOCUMENT AS APPLICABLE.

In addition to generally updating the Beneficial Ownership Table, we have revised it to include a separate column for the Series A Shares, and to reflect the number of Series A Shares beneficially owned by Vasco and their percentage ownership.

SELLING STOCKHOLDERS, PAGE 48

3. PLEASE REFER TO PRIOR COMMENT 3 FROM OUR LETTER DATED OCTOBER 19, 2005. WE NOTE FROM YOUR DISCLOSURE IN FOOTNOTE 29 AND EXHIBIT 10.11 THAT CROSSLINK RESOURCES IS ELIGIBLE TO EARN AN ADDITIONAL 98,000 SHARES THROUGH JANUARY 7, 2007 AND THAT SUCH SHARES ARE COVERED BY THE REGISTRATION STATEMENT. WE ALSO NOTE THAT SECTION 1 OF THE CONSULTING AGREEMENT (FILED AS EXHIBIT 10.11) STATES THAT EITHER PARTY MAY TERMINATE THIS AGREEMENT UPON TEN DAYS PRIOR WRITTEN NOTICE. AS IT DOES NOT APPEAR THAT CROSSLINK IS IRREVOCABLY BOUND TO PURCHASE THE ADDITIONAL 98,000 SHARES, PROVIDE US WITH A DETAILED ANALYSIS AS TO WHY SHARES THAT ARE NOT CURRENTLY OUTSTANDING AND MAY NEVER BE ISSUED ARE ELIGIBLE TO BE INCLUDED IN THIS REGISTRATION STATEMENT. REFER TO INTERP. A.51 OF THE JULY 1997 CF MANUAL OF PUBLIC1Y AVAILABLE TELEPHONE INTERPRETATIONS AND, BY ANALOGY, TO INTERP. S.3(B) OF THE MARCH 1999 SUPPLEMENT.

In response to this comment the Registration Statement has been revised to remove the registration of the 98,000 shares which Crosslink Resources are eligible to earn through January 7, 2007. Specifically, the Selling Stockholders Table and footnote 29 to the table has been revised to remove reference to those shares.

FORM 10-QSB FOR THE QUARTER ENDED SEPTEMBER 30, 2005

ITEM 3. CONTROLS AND PROCEDURES

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

4. WE NOTE YOUR DISCLOSURE THAT "THE COMPANY DID NOT DISCLOSE IN PRIOR FILINGS THAT IT HAD A CONTINGENT AGREEMENT OUTSTANDING, WHICH REPRESENTED A MATERIAL WEAKNESS IN DISCLOSURE CONTROLS AND PROCEDURES. . ." DISCLOSE IN GREATER DETAIL THE NATURE OF THE MATERIAL WEAKNESS IDENTIFIED IN YOUR DISCLOSURE INCLUDING THE AMOUNT OF ANY UNREPORTED CONTINGENT LIABILITIES. DISC1OSE WHEN THE MATERIAL WEAKNESS WAS IDENTIFIED, BY WHOM IT WAS IDENTIFIED AND WHEN THE MATERIAL WEAKNESS FIRST BEGAN. WE NOTE YOUR DISCLOSURE THAT THE MATERIAL WEAKNESS WAS CORRECTED IN THE PERIOD COVERED BY THE REPORT. REVISE TO DISCLOSE THE SPECIFIC REMEDIAL STEPS TAKEN TO REMEDIATE THE MATERIAL WEAKNESS. TELL US WHY THESE REMEDIAL MEASURES ARE NOT DISCUSSED IN YOUR ITEM 308(C) DISCLOSURE.

The revised Recent Developments section in the Registration Statement includes the information required in response to this question. Upon your approval of the revised disclosure, the Company will file an amendment to Form 10-QSB for the period ended September 30, 2005 revising Item 3 in accordance the revised disclosure in the Recent Developments section.

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The Company believes that Item 308(c) requires it to disclose any change in its internal controls over financial reporting that occurred during the quarter ended September 30, 2005 that has materially affected or is reasonably likely to materially affect such controls. Accordingly, the material weakness noted in the Company's disclosure was discovered and corrected subsequent to the end of the quarter but prior to filing of the Form 10-QSB for the period ended September 30, 2005. As noted in the Company's revised Recent Developments Section, the loss resulting from the contingent agreement was properly and timely reported in its financial statements for the nine and the three month periods ended September 30, 2005, and the Company believes that the failure to disclose contingent agreement was a unique one-time occurrence and the remedial measure that it adopted to cure the noted weakness does not materially impact the Company's overall internal control over financial reporting.

5. FURTHERMORE, TELL US WHETHER, IN LIGHT OF THE DISCOVERY OF THIS MATERIAL WEAKNESS, MANAGEMENT CONTINUES TO BELIEVE THAT THE COMPANY'S DISCLOSURE CONTROLS AND PROCEDURES WERE EFFECTIVE AS OF THE END OF THE PERIODS COVERED BY THE REPORTS IN WHICH THE CONTINGENT LIABILITY SHOULD HAVE BEEN DISCLOSED.

This was a unique, one-time occurrence for the Company and does not impact the Company's overall disclosure controls and procedures, and the Company believes it to be unlikely and unfair to expect even the most comprehensive disclosure controls and procedures be designed to eliminate every possible contingency. As a result, with this exception, management continues to believe that the Company's disclosure controls and procedures were effective as of the end of the periods covered by the reports in which the contingent liability should have been disclosed.

6. FINALLY, WE NOTE THAT THIS REPORT AS WELL AS YOUR 2004 10-KSB, MARCH 31, 2005 10-QSB AND JUNE 30, 2005 10-QSB WERE NOT TIMELY FILED. CONSIDERING THAT ONE ASPECT OF EFFECTIVE DISCLOSURE CONTROLS AND PROCEDURES IS THAT REPORTS BE FILED WITHIN THE TIME PERIODS REQUIRED BY THE COMMISSION'S RULES AND FORMS, TELL US HOW YOUR MANAGEMENT WAS ABLE TO CONCLUDE THAT YOUR DISCLOSURE CONTROLS AND PROCEDURES WERE EFFECTIVE.

The Company respectfully disagrees with Staff's assessment that its 2004 10-KSB, March 31, 2005 10-QSB and June 30, 2005 10-QSB were not timely filed. "Rule 12b-25 of the Securities Exchange Act of 1934, as amended, provides that an annual or quarterly report shall be deemed timely filed if a Form 12b-25 making certain specified representations is filed no later than one business day after the due date of the annual or quarterly report, and the report itself is filed no later than fifteen or five calendar days, respectively, after the due date. Rule 0-3 under the Exchange Act provides that when the due date of a report falls on a Saturday, Sunday or holiday, the report will be considered timely filed if it is filed on the first business day following the due date. If a report is due on a Saturday, Sunday or holiday, the issuer can timely file a Form 12b-25 on the second business day following the due date and timely file the report fifteen calendar days (annual report) or five calendar days (quarterly report) after the first business day following the due date."(REFER TO INTERP. M.13 OF THE JULY 1997 CF MANUAL OF PUBLIC1Y AVAILABLE TELEPHONE INTERPRETATIONS.)

With the exception of the report on Form 10-QSB for the period ended September 30, 2005, the Company believes that the 2004 10-KSB, March 31, 2005 10-QSB and June 30, 2005 10-QSB were timely filed based on the follow facts:

     1)   With respect to the 2004 10-KSB:
          a.   On April 1, 2005, the Company filed a Form 12b-25; and
          b.   On April 15, 2005, the Company filed the 2004 10-KSB.

     2)   With respect to the March 31, 2005 10-QSB:
          a.   On May 17, 2005, the Company filed a Form 12b-25; and
          b.   On May 23, 2005, the Company filed the March 31, 2005 10-QSB.

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     3)   With respect to the June 30, 2005 10-QSB:
          a.   On August 16, 2005, the Company filed a Form 12b-25; and
          b.   On August 22, 2005, the Company filed the June 30, 2005 10-QSB.


In addition, please see our response to comment 5, above.

CHANGES IN INTERNAL CONTROLS

7. SINCE THE MATERIAL WEAKNESS IDENTIFIED IN CONNECTION THE PREPARATION OF YOUR FORM L0-KSB FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004 AND SUBSEQUENT AMELIORATIVE ACTIONS ALL OCCURRED PRIOR TO THE START OF THE QUARTER COVERED BY THIS REPORT, THE PURPOSE OF YOUR DISCLOSURE IN THIS SECTION IS UNCLEAR. THE DISCLOSURE IN YOUR FORM 10-QSB FOR THE QUARTER ENDED JUNE 30, 2005 STATES THAT THE MATERIAL WEAKNESS HAD BEEN CURED. PLEASE REVISE TO STATE WHEN THE MATERIAL WEAKNESS WAS CURED. IF THE MATERIAL WEAKNESS WAS CURED PRIOR TO THE BEGINNING OF THE QUARTER ENDED SEPTEMBER 30, 2005, TELL US WHY YOU HAVE INCLUDED THIS DISCUSSION IN THIS REPORT.

Because the material weakness was cured in August, 2005, subsequent to end of the quarter ended June 30, 2005 but before the filing of the Form 10-QSB for that quarter, the Company determined that the disclosure regarding the material weakness identified in connection the preparation of the Company's Form l0-KSB for the fiscal year ended December 31, 2004 and subsequent ameliorative actions was relevant disclosure to be included in the Company's Form 10-QSB for the quarter ended September 30, 2005. Accordingly, as suggested, the Company will revise its Form 10-QSB filings for the quarters ended June 30, 2005 and September 30, 2005 to state that the material weakness was cured in August, 2005.

8. WE NOTE YOUR DISCLOSURE THAT "OTHER THAN AS SET FORTH ABOVE THERE WERE NO CHANGES IN OUR INTERNAL CONTROLS OVER FINANCIAL REPORTING, KNOWN TO THE CHIEF EXECUTIVE OFFICER OR THE CHIEF FINANCIAL OFFICER..." ITEM 308(C) OF REGULATION S-B REQUIRES YOU TO DISCLOSE ANY CHANGE, NOT JUST THOSE "KNOWN" TO YOUR CHIEF EXECUTIVE AND CHIEF FINANCIAL OFFICERS, IN YOUR INTERNAL CONTROL OVER FINANCIAL REPORTING THAT HAS MATERIALLY AFFECTED, OR IS REASONABLY LIKELY TO MATERIALLY AFFECT, YOUR INTERNAL CONTROL OVER FINANCIAL REPORTING. ALSO, RATHER THAN STATING THAT "OTHER THAN AS SET FORTH ABOVE. . .," REVISE TO STATE CLEARLY EITHER THAT THERE WERE CHANGES OR THERE WERE NO CHANGES TO YOUR INTERNAL CONTROL OVER FINANCIAL REPORTING THAT MATERIALLY AFFECTED, OR ARE REASONABLY LIKELY TO MATERIALLY AFFECT, YOUR INTERNAL CONTROL OVER FINANCIAL REPORTING.

The Company notes the Staff's comment and will revise its Form 10-QSB filing for the quarter ended September 30, 2005. As noted in the Company's response to Comment 7, above, and its disclosure in the report, the Company engaged a professional accounting company and a special consultant during the second fiscal quarter to remediate the material weakness which occurred in August, 2005.

                                      Very truly yours,

                                      /s/ John C. Hui
                                      John C. Hui

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